July 16, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tilray, Inc.
Registration Statement on Form S-1 (File No. 333-225741)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the underwriters (the “Representative”), hereby joins in the request of Tilray, Inc., a Delaware corporation (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-225741) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class 2 common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 2:00 PM Eastern time, on July 18, 2018 or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective. We, the undersigned Representative, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that we have distributed approximately 191 copies of the Preliminary Prospectus dated July 9, 2018 through the date hereof, to underwriters, dealers, institutional investors and others.

We, the undersigned Representative, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours, Cowen and Company, LLC

Acting severally on behalf of itself and the several underwriters COWEN AND COMPANY, LLC

By:	/s/ Michael Campbell
Name: Michael Campbell Title: Managing Director

[Underwriters’ Acceleration Request Signature Page]